FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2010

Commission File No. 000-32981

QWICK MEDIA INC.
(Translation of registrant's name into English)

780 - 333 Seymour Street, Vancouver, British Columbia, V6B 5A6
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -_________

QWICK MEDIA INC.
(Formerly TUSCANY MINERALS LTD.)
(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

 SIX MONTHS ENDED JUNE 30, 2010
(Unaudited)
(Stated in U.S. Dollars)

QWICK MEDIA INC.
(Formerly TUSCANY MINERALS LTD.)
(An Exploration Stage Company)

BALANCE SHEETS

(Stated in U.S. Dollars)

	June 30,	December 31,
	2010 (Unaudited)	2009 (Audited)

ASSETS

Current
Cash	$700	$1,433

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 6)	$22,696	$25,191
Notes and accrued interest payable (Note 4)	87,854	14,995
Promissory note and accrued interest payable (Note 5 and 6)	266,236	256,844
	376,786	297,030

STOCKHOLDERS’ DEFICIENCY

Capital Stock (Note 7)	51,313	51,313

Additional Paid-in Capital	606,317	606,317

Deficit Accumulated During The Exploration Stage	(1,033,716)	(953,227)
	(376,086)	(295,597)

	$700	$1,433

The accompanying notes are an integral part of these financial statements.

QWICK MEDIA INC.
(Formerly TUSCANY MINERALS LTD.)
(An Exploration Stage Company)

STATEMENTS OF OPERATIONS
(Unaudited)
(Stated in U.S. Dollars)

									PERIOD FROM
									DATE OF
									INCEPTION
									OCTOBER 5
	THREE MONTHS ENDED JUNE 30				SIX MONTHS ENDED JUNE 30				2000 TO JUNE 30,
	2010		2009		2010		2009		2010

Expenses
Consulting fee	$	−	$	−	$	−	$	−	$3,193
Filing and stock transfer fees		200		3,503		350		6,489	16,530
Interest (Note 6)		5,952		9,480		11,244		18,348	205,473
Management fee (Note 6)		10,215		13,705		25,303		26,246	159,997
Mineral property exploration expenditure		−		−		−		−	8,500
Mineral property option payment		−		−		−		−	3,428
Office and sundry		(962)		3,021		(595)		4,042	9,894
Loss on debt settlement foreign exchange		−		−		−		−	18,456
Oil and gas property exploration expenditures		−		−		−		−	202,686
Professional fees		18,683		39,393		44,187		66,024	367,071
Travel and business development		−		−		−		−	38,488
		34,088		69,102		80,489		121,149	1,033,716

Net Loss For The Period		$(34,088)		$(69,102)		$(80,489)		$(121,149)	$(1,033,716)

Basic And Diluted Loss Per Common Share		$(0.00)		$(0.01)		$(0.00)		$(0.01)

Weighted Average Number Of Common Shares Outstanding		51,313,366		12,538,000		51,313,366		12,538,000

The accompanying notes are an integral part of these financial statements.

QWICK MEDIA INC.
(Formerly TUSCANY MINERALS LTD.)
 (An Exploration Stage Company)

STATEMENTS OF CASH FLOWS
(Unaudited)
(Stated in U.S. Dollars)

									PERIOD FROM
									DATE OF
									INCEPTION
									OCTOBER 5,
	THREE MONTHS ENDED JUNE 30				SIX MONTHS ENDED JUNE 30				2000 TO JUNE 30,
	2010		2009		2010		2009		2010

Cash Flows (Used In) Provided By: Operating Activities

Net loss for the period		$(34,088)		$(69,102)		$(80,489)		$(121,149)	$(1,033,716)

Adjustment to reconcile net loss to net cash used by operating activities:
Loss on debt settlement foreign exchange		−		−		−		−	18,456

Changes in non-cash operating working capital items:
Accounts payable and accrued liabilities		(18,803)		28,953		(2,495)		27,380	114,351
Accrued interest payable		5,952		9,480		11,244		18,348	205,473
		(46,939)		(30,669)		(71,740)		(75,421)	(695,436)

Financing Activities
Proceeds from notes payable		46,665		30,534		71,007		74,882	424,086
Proceeds from promissory note payable		−		−		−		−	196,050
Issuance of common shares		−		−		−		−	76,000
		46,665		30,534		71,007		74,882	696,136

Net Increase (Decrease) In Cash		(274)		(135)		(733)		(539)	700

Cash, Beginning Of Period		974		255		1,433		659	−

Cash, End Of Period		$700		$120		$700		$120	$700
Non-cash Financing Activities
Common stock issued to settle debt (Note 7b))	$	−	$	−	$	−	$	−	$581,630
Supplemental Disclosure of Cash Flow Information
Interest paid	$	−	$	−	$	−	$	−	$ −
Income taxes paid	$	−	$	−	$	−	$	−	$ −

The accompanying notes are an integral part of these financial statements.

QWICK MEDIA INC.
(Formerly TUSCANY MINERALS LTD.)
 (An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2010 AND 2009
(Unaudited)
(Stated in U.S. Dollars)

1.         BASIS OF PRESENTATION

The unaudited interim financial statements as of June 30, 2010 included herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. It is suggested that these financial statements be read in conjunction with the December 31, 2009 audited financial statements and notes thereto. The operating results for the six months ended June 30, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2010.

2.         NATURE OF OPERATIONS AND GOING CONCERN

a)           Organization

The Company was incorporated in the State of Nevada, U.S.A., on October 5, 2000.  The Company’s principal executive officers are in Vancouver, British Columbia, Canada.

On May 17, 2006, the Company incorporated a wholly-owned Washington subsidiary for the sole purpose of redomiciling to the State of Washington through a merger with its subsidiary. Effective June 26, 2006, the Company merged with and into its subsidiary, Tuscany Minerals, Ltd., a Washington company, with the surviving company being Tuscany Minerals, Ltd., the Washington Company. As a result of this transaction, the Company redomiciled from the State of Nevada to the State of Washington. The existing bylaws of Tuscany Minerals, Ltd., the Washington Company, remained as the bylaws of the surviving corporation.

Effective July 7, 2009, the Company merged with its subsidiary, Tuscany Minerals Ltd., a Wyoming company, with the surviving company being Tuscany Minerals Ltd., the Wyoming Company. Effective July 28, 2009, the Company was issued a certificate of registration by way of continuation by the Registrar of Companies of the Cayman Islands.  As a result of this transaction, the Company redomiciled to the Cayman Islands.  At the same time, the Company adopted a new memorandum of association and articles of association in substitution of its existing constating documents.  As a result of the continuation, the Company became a foreign private issuer as defined in Rule 3b-4 promulgated under the Securities Exchange Act of 1934.

Effective June 22, 2010, the Company changed its name from Tuscany Minerals Ltd. to Qwick Media Inc.

b)           Exploration Stage Activities

The Company has been in the exploration stage since its formation and has not realized any revenues from its planned operations. As at June 30, 2010 the Company is evaluating new opportunities in both the mineral exploration business and in other industries unrelated to the resource sector. The Company had previous exploration activities in the natural gas and oil business in 2003 and in the acquisition and exploration of mining properties prior to 2003.

QWICK MEDIA INC.
(Formerly TUSCANY MINERALS LTD.)
 (An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2010 AND 2009
(Unaudited)
(Stated in U.S. Dollars)

2.           NATURE OF OPERATIONS AND GOING CONCERN (Continued)

c)           Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company has incurred a net loss of $1,033,716 for the period from October 5, 2000 (inception) to June 30, 2010, has negative cash flow, has a stockholders’ deficiency and has no revenue. The future of the Company is dependent upon its ability to obtain adequate financing and upon future profitable operations from the development of its business that it may acquire. Management has plans to seek additional capital through a private placement and public offering of any common stock and form the issuance of promissory notes. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

3.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In June 2009, the Financial Accounting Standards Board (“FASB”) issued its final Statement of Financial Accounting Standards (“SFAS”) No. 168, “The “FASB Accounting Standards Codification” and “the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162” (“SFAS 168”).  SFAS 168 establishes the “FASB” Accounting Standards Codification” (“Codification”), which officially launched July 1, 2009, to become the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by non-governmental entities, superseding existing FASB, American Institute of Certified Public Accountants (“AICPA”), Emerging Issues Task Force (“EITF”), and related accounting literature.  Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants.  SFAS 168 recognizes the previously issued GAAP pronouncements into accounting topics and displays them using a consistent structure.  The subsequent issuances of new standards will be in the form of Accounting Standards Updates (“ASU”) that will be included in the Codification.  SFAS 168 is effective for the Company as of the year ended December 31, 2009.  As the Codification was not intended to change or alter existing GAAP, it does not have an impact on the Company’s financial statements.  The only impact is that references to authoritative accounting literature are in accordance with the Codification.  The Company has included in its disclosures the Accounting Standards Codification (“ASC”) cross-reference along side the references to the accounting standards issued and adopted prior to the adoption of Codification.

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

QWICK MEDIA INC.
(Formerly TUSCANY MINERALS LTD.)
 (An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2010 AND 2009
(Unaudited)
(Stated in U.S. Dollars)

3.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

a)             Exploration Stage Company

The Company complies with Financial Accounting Standards Board (“FASB”) Statement No. 7, and Securities and Exchange Commission (“SEC”) Act Guide 7 in its characterization as an exploration stage company.

b)             Mineral Property Interests

Costs of acquisition, exploration, carrying and retaining unproven mineral properties are expensed as incurred.

c)             Cash

Cash consists of cash on deposit with high quality major financial institutions. The carrying amounts approximated fair market value due to the liquidity of these deposits.

d)	Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period.  Actual results could differ from these estimates.  The significant areas requiring management’s estimates and assumptions include fair value of shares issued to settle debt, valuation allowance for income tax purposes and fair value measurement of financial instruments.

e)            Foreign Currency Translation

The Company’s functional currency is the U.S. dollar.  Transactions in foreign currency are translated in accordance with SFAS 52, Foreign Currency Translation (codified in ASC 830, Foreign Currency Matters), into U.S. dollars  and reporting as follows:

i)           monetary items at the exchange rate prevailing at the balance sheet date;
ii)          non-monetary items at the historical exchange rate;
iii)	revenue and expense at the average exchange rate in effect during the applicable accounting period.

f)          Basic and Diluted Loss Per Share

The Company computes loss per share in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 128 – “Earnings Per Share” (codified in ASC 260, Earnings Per Share).  Under these provisions, basic loss per share is computed using the weighted average number of common stock outstanding during the periods.  Diluted loss per share is computed using the weighted average number of common and potentially dilutive common stock outstanding during the period.  As the Company generated net losses in the period presented, the basic and diluted loss per share is the same as any exercise of options or warrants would anti-dilutive.

QWICK MEDIA INC.
(Formerly TUSCANY MINERALS LTD.)
 (An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2010 AND 2009
(Unaudited)
(Stated in U.S. Dollars)

3.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

g)            Financial Instruments and Concentration of Risk

The Company’s financial instruments consist of cash on deposit, accounts payable and accrued liabilities, notes payable and promissory note payable.

Management of the Company does not believe that the Company is subject to significant interest, currency or credit risks arising from these financial instruments.  The respective carrying values of financial instruments approximate their fair values. Fair values were assumed to approximate carrying values since they are short-term in nature or they are receivable or payable on demand.

h)            Asset Retirement Obligations

The Company has adopted SFAS No. 143 (codified in ASC 410 Asset Retirement Obligations), which requires that an asset retirement obligation (“ARO”) associated with the retirement of a tangible long-lived asset be recognized as a liability in the period which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated asset.

The cost of the tangible asset, including the initially recognized ARO, is depleted, such that the cost of the ARO is recognized over the useful life of the asset. The ARO is recorded at fair value, and accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash flow, discounted at the Company’s credit-adjusted risk-free interest rate. To date, no significant asset retirement obligation exists due to the early stage of exploration. Accordingly, no liability has been recorded.

i)             Asset Impairment

Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable, pursuant to guidance established in SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (codified in ASC 360-50, Impairment or Disposal of Long-lived Assets). The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts. If impairment is deemed to exist the assets will be written down to fair value.

j)              Comprehensive Loss

SFAS 130, Reporting Comprehensive Income, (codified in ASC 220, Comprehensive Income) establishes standards for the reporting and display of comprehensive loss and its components in the financial statements.  As at June 30, 2010 and 2009, the Company has no items that represent a comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

QWICK MEDIA INC.
(Formerly TUSCANY MINERALS LTD.)
 (An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2010 AND 2009
(Unaudited)
(Stated in U.S. Dollars)

3.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

k)	Common Share Non-Monetary Consideration

In situations where common shares are issued and the fair value of the goods or services received is readily determinable, the fair value of the common shares is used to measure and record the transaction.  The fair value of the common shares issued in exchange for the receipt of goods and services is based on the stock price as of the earliest of:

i)           the date at which the counterparty’s performance is complete;
ii)	the date at which a commitment for performance by the counterparty to earn the common shares is reached; or
iii)	the date at which the common shares are issued if they are fully vested and non-forfeitable at that date.

4.             NOTES AND ACCRUED INTEREST PAYABLE

Notes payable balance at June 30, 2010 is $85,774 (December 31, 2009 - $14,767) and accrued interest of $2,080 (December 31, 2009 - $228). All notes payable were unsecured, payable on demand, and bore interest at 8% per annum.

Interest expense for the three months ended June 30, 2010 amounted to $1,230 (June 30, 2009 - $4,758).

At June 30, 2010, $87,854 (December 31, 2009 - $14,995) of the notes payable and accrued interest are due to a company with a common director or a common officer.

5.             PROMISSORY NOTE AND ACCRUED INTEREST PAYABLE

At June 30, 2010 the promissory note of $196,050 (December 31, 2009 - $196,050) bore interest at 8% per annum and was repayable in full on January 28, 2004.

The Company had entered into various loan extension agreements since the initial due date, including a required balloon payout amount of $25,000.  At June 30, 2010, the expiry date is July 28, 2010. Since advancement of funds to June 30, 2010 interest has been accrued of $45,186 (December 31, 2009- $35,794).  Interest expensed for the three months ended June 30, 2010 amounted to $4,722 (June 30, 2009 - $4,722).

On September 30, 2009 the Company entered into a debt settlement agreement to settle $82,782 of the total accrued interest for 5,518,778 shares in the Company’s common stock (Note 7).

QWICK MEDIA INC.
(Formerly TUSCANY MINERALS LTD.)
 (An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2010 AND 2009
(Unaudited)
(Stated in U.S. Dollars)

6.             RELATED PARTY TRANSACTIONS AND AMOUNTS OWING

For the six months ended June 30, 2010, the Company carried out a number of transactions with related parties in the normal course of business.  These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following are related party transactions and amounts owing at June 30, 2010 that are not otherwise disclosed elsewhere:

a)
The Company paid a management fee of $25,303 (2009 - $26,246) to a company controlled by a director for the six months ended June 30, 2010. The management services were on a month to month basis at $750 per month until September 30, 2008. On November 1, 2008, the Company entered into an agreement with the same party in which the Company agreed to pay $4,950 ($5,250 CAD) per month for management services on a month to month basis.

b)
As of June 30, 2010, accounts payable of $120 (December 31, 2009 - $295) was owing to a director of the Company and $9,900 (December 31, 2009 - $10,037) was owing to a company controlled by the same director.

c)	Interest expensed by the Company relating to notes payable due to a company with a common director amounted to $Nil (2009 - $3,433) for the six months ended June 30, 2010.

d)	Interest expensed by the Company relating to notes payable due to a company with a common officer amounted to $1,852 (2009 - $2,809) for the six months ended June 30, 2010.

7.             CAPITAL STOCK

a)   Authorized

On March 23, 2009, by Articles of Amendment, the Company amended the number and class of shares authorized to be issued, as follows:

400,000,000 common shares, $0.001 par value;

100,000,000 preferred shares, $0.001 par value, and series as determined by directors.

b)  Issued, outstanding and fully paid

51,313,366 common shares.

On September 30, 2009, the Company issued 38,775,366 shares of the Company’s common stock to settle debt totaling $581,630.

.

QWICK MEDIA INC.
(Formerly TUSCANY MINERALS LTD.)
 (An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2010 AND 2009
(Unaudited)
(Stated in U.S. Dollars)

8.             COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company has no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements, rental premises or other matters.  Management services provided are on a month to month basis.

9.             FAIR VALUE OF ASSETS AND LIABILITIES

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. U.S. GAAP requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. ASC 820-10 Fair Value Measurements also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels. These levels are:

Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 assets and liabilities include debt and equity securities traded in an active exchange market, as well as U.S. Treasury securities.

Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Valuation is determined using model-based techniques with significant assumptions not observable in the market.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Company has no assets or liabilities subject to recurring measurement.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The Company has no assets or liabilities subject to non-recurring measurement.

QWICK MEDIA INC.
(Formerly TUSCANY MINERALS LTD.)
 (An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2010 AND 2009
(Unaudited)
(Stated in U.S. Dollars)

9.            FAIR VALUE OF ASSETS AND LIABILITIES

Fair Value of Financial Instruments

The following table reflects the fair value of financial instruments:

		June 30, 2010		December 31, 2009
	Fair Value Input Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:
Cash	Level 1	$700	$700	$1,433	$1,433
Financial Liabilities:
Accounts payable and accrued liabilities	Level 2	22,696	22,696	25,191	25,191
Notes and accrued interest payable	Level 2	87,854	87,854	14,995	14,995
Promissory note and accrued interest payable	Level 2	266,236	266,236	256,844	256,844

Due to the relatively short term nature of cash, accounts payable and accrued liabilities, and notes and promissory note payable, the fair value of these instruments approximates their carrying value. Notes and promissory note are recorded at estimated fair value on issue and at amortized cost on an ongoing basis. The carrying amount of the Company’s note debt approximates the fair value.

10.          SUBSEQUENT EVENTS

a)
Subsequent to June 30, 2010, the Company did not repay the promissory note due July 28, 2010 (see Note 5). However on July 28, 2010, the Company entered into an extension agreement to extend the expiry date to January 28, 2011, under the same terms and interest rate.

b)
Management has evaluated subsequent events and the impact on the reported results and disclosures and has concluded that no other significant events require disclosure as of the date the financial statements were issued.

QWICK MEDIA INC.
(formerly Tuscany Minerals Ltd.)
(the “Company”)

Management’s Discussion and Analysis of Operations
for the six months ended June 30, 2010
August 30, 2010

INTRODUCTION

The following management’s discussion and analysis is a review of operations, current financial position and outlook for the Company and should be read in conjunction with the Company’s interim financial statements for the six-month period ended June 30, 2010 and audited financial statements for the year ended December 31, 2009. Readers are encouraged to review the Company’s financial statements in conjunction with this document, copies of which are filed on the SEDAR website at www.sedar.com. The Company prepares its financial statements in accordance with generally accepted accounting principles in the United States. All dollar figures included herein are quoted in U.S. dollars unless otherwise noted.  This discussion and analysis is prepared as of August 30, 2010.

FORWARD-LOOKING INFORMATION

Certain statements in this interim report are forward-looking statements, which reflect management’s expectations regarding the Company’s future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of August 30, 2010. These assumptions, which include, management’s current expectations, estimates and assumptions about the global economic environment may prove to be incorrect. A number of risks and uncertainties could cause the Company’s actual results to differ materially from those expressed or implied by the forward-looking statements, including: (1) a downturn in general economic conditions, (2) inability to locate and identify potential business acquisitions, and (3) other factors beyond the Company’s control. There is a significant risk that such forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OVERALL PERFORMANCE

The Company is a junior exploration stage company that has not yet generated or realized any revenues from its business operations.  The Company does not currently own any property interests.

The Company was incorporated on October 5, 2000 under the laws of the state of Nevada. On May 17, 2006, it incorporated a wholly-owned Washington subsidiary for the sole purpose of redomiciling to the State of Washington through a merger with that subsidiary. Effective June 26, 2006, the Company merged with and into its subsidiary, Tuscany Minerals, Ltd., a Washington company, with the surviving company being Tuscany Minerals, Ltd., the Washington company. As a result of this transaction, the Company redomiciled from the State of Nevada to the State of Washington. The existing bylaws of Tuscany Minerals, Ltd., the Washington company, remained as the bylaws of the surviving corporation.

On October 9, 2008, the Company incorporated a wholly-owned Wyoming subsidiary, Tuscany Minerals Ltd., for the sole purpose of redomiciling to the State of Wyoming through a merger with that subsidiary.  On July 7, 2009, the Company merged with and into its subsidiary, with the surviving company being Tuscany Minerals Ltd., the Wyoming company. As a result of this transaction, the Company redomiciled from the State of Washington to the State of Wyoming. The Company’s bylaws were amended in accordance with the Wyoming Business Corporation Act.  A majority of the Company’s shareholders approved the merger at its annual and special meeting held on July 2, 2009.

Upon the completion of the merger of the Company with and into its Wyoming subsidiary, the Company filed an application for continuance with the Registrar of Companies of the Cayman Islands on July 28, 2009 and received a certificate of registration by way of continuation from the Registrar, dated July 28, 2009, on July 29, 2009. In accordance with the resolutions of the Company’s shareholders at a special meeting of the Company’s shareholders held on July 2, 2009, a new memorandum of association and articles of association were adopted in substitution of the Company’s existing constating documents, effective July 28, 2009, as a result of the issuance of the certificate of registration.  As a result of the continuation, the Company became a “foreign private issuer” as defined in Rule 3b-4(c) promulgated under the United States Securities Exchange Act of 1934, as amended.

On June 22, 2010, the Company changed its name to Qwick Media Inc. with the Registrar of Companies of the Cayman Islands and on July 15, 2010 it received approval from the Financial Industry Regulatory Authority (FINRA) for its name change from “Tuscany Minerals Ltd.” to “Qwick Media Inc.”.  The symbol of the Company remains as “TUSMF”.  The name change was approved by the shareholders of the Company at its annual and special meeting held on June 18, 2010.

The Company has been seeking opportunities to acquire prospective or existing mineral properties, prospective or producing oil and gas properties or other oil and gas resource related projects. To date, the Company has not been as successful as hoped in implementing its business plan. As such, the Company is now also seeking business opportunities with established business entities for a merger of the Company with such target business in a non-resource related industry in order to find the best opportunity for the Company to realize value for its shareholders. In certain instances, a target business may wish to become a subsidiary of the Company or may wish to contribute assets to it rather than merge. The Company is currently in negotiations with one party to enter into a business opportunity but we have not entered into any definitive agreements to date and there can be no assurance that the Company will be able to enter into any definitive agreements. We anticipate that any new acquisition or business opportunities by the Company will require additional financing. There can be no assurance, however, that the Company will be able to acquire the financing necessary to enable it to pursue its plan of operation. If the Company requires additional financing and it is unable to acquire such funds, the business may fail.

Even if the Company is able to acquire an interest in a mineral or oil and gas property or enter into a non-resource business opportunity and obtain the necessary funding, there is no assurance that any revenues would be generated by the Company or that revenues generated would be sufficient to provide a return to investors.

SUMMARY OF QUARTERLY RESULTS

The following tables provide selected financial information for the Company for the most recent eight quarters:

	June 30, 2010 ($)	March 31, 2010 ($)	December 31, 2009 ($)	September 30, 2009 ($)
Operating Expenses	34,088	46,401	33,783	71,992
Net Loss	34,088	46,401	33,783	71,992
Loss per Share (Basic and Diluted)	-	-	-	0.01
	June 30, 2009 ($)	March 31, 2009 ($)	December 31, 2008 ($)	September 30, 2008 ($)
Operating Expenses	69,102	52,047	36,317	23,902
Net Loss	69,102	52,047	36,317	23,902
Loss per Share (Basic and Diluted)	0.01	-	0.01	-

RESULTS OF OPERATIONS

There were no material changes in the Company’s results of operations for the three and six months ended June 30, 2010, as its results of operations are consistent with past periods.  The Company has not generated or realized any revenues from its business operations since incorporation.

During the three months ended June 30, 2010, we incurred expenses of $34,088 compared to $69,102 during the three months ended June 30, 2009. The decrease in expenses during the three months ended June 30, 2010 was due to a decrease in professional fees from $39,393 during the three months ended June 30, 2009 to $18,683 during the three months ended June 30, 2010, a decrease in management fees from $13,705 during the three months ended June 30, 2009 to $10,215 during the three months ended June 30, 2010, a decrease in filing and stock transfer fees from $3,503 during the three months ended June 30, 2009 to $200 during the three months ended June 30, 2010, a decrease in interest from $9,480 during the three months ended June 30, 2009 to $5,952 during the three months ended June 30, 2010 and a decrease in office and sundry from $3,021 during the three months ended June 30, 2009 to ($962) during the three months ended June 30, 2010.

During the six months ended June 30, 2010, we incurred expenses of $80,489 compared to $121,149 during the six months ended June 30, 2009. The decrease in expenses during the six months ended June 30, 2010 was due to a decrease in professional fees from $66,024 during the six months ended June 30, 2009 to $44,187 during the six months ended June 30, 2010, a decrease in management fees from $26,246 during the six months ended June 30, 2009 to $25,303 during the six months ended June 30, 2010, a decrease in filing and stock transfer fees from $6,489 during the six months ended June 30, 2009 to $350 during the six months ended June 30, 2010, a decrease in interest from $18,348 during the six months ended June 30, 2009 to $11,244 during the six months ended June 30, 2010 and a decrease in office and sundry from $4,042 during the six months ended June 30, 2009 to ($595) during the six months ended June 30, 2010.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

The Company has not generated any revenues since incorporation nor does it have any property interests.  The following table sets out the components of the Company’s general and administrative expenses for the six months ended June 30, 2010 as compared to the nine months ended June 30, 2009:

	June 30, 2010 ($)	June 30, 2009 ($)
Filing and stock transfer fees	350	6,489
Interest	11,244	18,348
Management fee	25,303	26,246
Office and sundry	(595)	4,042
Professional fees	44,187	66,024

LIQUIDITY AND CAPITAL RESOURCES

	June 30, 2010 (unaudited) ($)	December 31, 2009 (audited) ($)
Cash	700	1,433
Working capital	(376,086)	(295,597)
Total assets	700	1,433
Total liabilities	376,786	297,030

The Company’s working capital deficiency increased from ($295,597) at December 31, 2009 to ($376,086) at June 30, 2010 as a result of a decrease in accounts payable and accrued liabilities, an increase in notes and accrued interest and an increase in promissory note and accrued interest payable.  On May 17, 2010, the Company issued a $46,666 ($48,532 CDN) promissory note to R.J. Tocher Holdings Ltd., a company wholly-owned by Ross Tocher, the Company’s president and chief executive officer.  The promissory note bears 8% interest, is unsecured and is payable on demand.

Anticipated Cash Requirements

The Company anticipates that it will incur the following expenses over the next twelve months:

1.	$25,000 in connection with the Company locating, evaluating and negotiating potential business opportunities;

2.	$10,000 for operating expenses; and

3.	$63,000 for management, advisory and administrative costs payable pursuant to the terms of the consulting agreement with CHM Financial Services Inc.

The Company will incur additional expenses if it is successful in entering into an agreement to acquire an interest in a prospective or existing mineral property, a prospective or producing oil or gas property or a non-resource business opportunity. If the Company acquires any property interests or business, it will require significant funds to develop the property or business in addition to any acquisition costs. It is not possible to estimate such funding requirements until such time as it enters into a definitive agreement to acquire an interest in a property or enter into a business combination.

The Company requires a minimum of approximately $98,000 to proceed with its plan of operation over the next twelve months, exclusive of any acquisition or development costs. This amount may also increase if it is required to carry out due diligence investigations in regards to any prospective property or business opportunity or if the costs of negotiating the applicable transaction are greater than anticipated. As the Company had cash in the amount of $700 and a working capital deficit in the amount of $376,086 as of June 30, 2010, the Company does not have sufficient working capital to enable it to carry out its stated plan of operation for the next twelve months.  The Company plans to complete private placement sales of its common shares in order to raise the funds necessary to pursue its plan of operation and to fund its working capital deficit in order to enable it to pay its accounts payable and accrued liabilities. The Company currently does not have any arrangements in place for the completion of any private placement financings and there is no assurance that it will be successful in completing any private placement financings.

There can be no assurance that additional financing will be available when needed or, if available, on commercially reasonable terms. If the Company is not able to obtain additional financing on a timely basis, it may not be able to meet its obligations as they come due and may be forced to scale down or perhaps even cease business operations.

Operating Activities

Operating activities used cash of $71,740 during the six months ended June 30, 2010 as compared to $75,421 during the six months ended June 30, 2009. The decrease was primarily due to decreased filing and stock transfer fees, interest fees, office and sundry fees, and professional fees.

Financing Activities

Financing activities provided cash of $71,007 during the six months ended June 30, 2010 as compared to $74,882 during the six months ended June 30, 2009.  This decrease was primarily due to the Company’s receipt of lesser proceeds from promissory notes issued during the period to In Touch Digital Media Inc., a company wholly-owned by Ross Tocher, an officer of the Company.

Going Concern

Due to the uncertainty of the Company’s ability to meet its current operating and capital expenses, in its report on the Company’s annual financial statements for the year ended December 31, 2009, the Company’s independent auditors included an explanatory paragraph regarding concerns about its ability to continue as a going concern.

The Company has incurred a net loss of $1,033,716 for the period from inception on October 5, 2000 to June 30, 2010, has negative cash flow, has a stockholders’ deficiency and has no sales or revenues. The future of the Company is dependent upon its ability to obtain adequate financing and upon future profitable operations from the development of any business that it may acquire. Management has plans to seek additional capital through a private placement and public offering of any common stock and from the issuance of promissory notes.

There is substantial doubt about the Company’s ability to continue as a going concern, as the continuation of its business is dependent upon the Company locating and acquiring a business opportunity and achieving a profitable level of operation.  The issuance of additional equity securities by the Company could result in a significant dilution in the equity interests of its current shareholders.  Obtaining commercial loans, assuming those loans would be available, will increase the Company’s liabilities and future cash commitments.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no significant off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its financial condition, changes in financial position, revenues and expenses, results of operations, liquidity, capital expenditures or capital resources that are material to shareholders.

RELATED PARTY TRANSACTIONS

The Company incurred the following expenses to related parties for the six months ended June 30, 2010 and 2009 as follows:

(a)
The Company paid a management fee of $25,303 (June 30, 2009 - $26,246) to a company controlled by the Company’s sole director for the six months ended June 30, 2010. The management services were on a month to month basis at $750 per month until September 30, 2008. On November 1, 2008, the Company entered into an agreement with the same party under which the Company agreed to pay $4,950 ($5,250 CAD) per month for management services on a month to month basis.

(b)
As of June 30, 2010, accounts payable of $120 (December 31, 2009 - $295) was owing to the sole director of the Company and $9,900 (December 31, 2009 - $10,037) was owing to a company controlled by the director.

(c)	Interest expensed by the Company relating to notes payable due to a company with a common director amounted to $Nil (June 30, 2009 - $3,433) for the six months ended June 30, 2010.

(d)	Interest expensed by the Company relating to notes payable due to a company with a common officer amounted to $1,852 (June 30, 2009 - $2,809) for the six months ended June 30, 2010.

CRITICAL ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued its final Statement of Financial Accounting Standards (“SFAS”) No. 168, “The “FASB Accounting Standards Codification” and “the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162” (“SFAS 168”).  SFAS 168 establishes the “FASB” Accounting Standards Codification” (“Codification”), which officially launched July 1, 2009, to become the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by non-governmental entities, superseding existing FASB, American Institute of Certified Public Accountants (“AICPA”), Emerging Issues Task Force (“EITF”), and related accounting literature.  Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants.  SFAS 168 recognizes the previously issued GAAP pronouncements into accounting topics and displays them using a consistent structure.  The subsequent issuances of new standards will be in the form of Accounting Standards Updates (“ASU”) that will be included in the Codification.  SFAS 168 is effective for the Company as of the year ended December 31, 2009.  As the Codification was not intended to change or alter existing GAAP, it does not have an impact on the Company’s financial statements.  The only impact is that references to authoritative accounting literature are in accordance with the Codification.  The Company has included in its disclosures the Accounting Standards Codification (“ASC”) cross-reference along side the references to the accounting standards issued and adopted prior to the adoption of Codification.

Exploration Stage Company

The Company complies with Financial Accounting Standards Board (“FASB”) Statement No. 7, and Securities and Exchange Commission (“SEC”) Act Guide 7 in its characterization as an exploration stage company.

Mineral Property Interests

Costs of acquisition, exploration, carrying and retaining unproven mineral properties are expensed as incurred.

Cash

Cash consists of cash on deposit with high quality major financial institutions. The carrying amounts approximate fair market value due to the liquidity of these deposits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period.  Actual results could differ from these estimates.  The significant areas requiring management’s estimates and assumptions include fair value of shares issued to settle debt, valuation allowance for income tax purposes and fair value measurement of financial instruments.

Foreign Currency Translation

The Company’s functional currency is the U.S. dollar.  Transactions in foreign currency are translated in accordance with SFAS 52,  Foreign Currency Translation (codified in ASC 830, Foreign Currency Matters), into U.S. dollars as follows:

i)           monetary items at the rate prevailing at the balance sheet date;

ii)          non-monetary items at the historical exchange rate; and

iii)         revenue and expense at the average rate in effect during the applicable accounting period.

Basic and Diluted Loss Per Share

The Company computes loss per share in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 128 – “Earnings Per Share” (codified in ASC 260, Earnings Per Share).  Under these provisions, basic loss per share is computed using the weighted average number of common stock outstanding during the periods.  Diluted loss per share is computed using the weighted average number of common and potentially dilutive common stock outstanding during the period.  As the Company generated net losses in the period presented, the basic and diluted loss per share is the same as any exercise of options or warrants would anti-dilutive.

Financial Instruments

The Company’s financial instruments consist of cash on deposit, accounts payable and accrued liabilities, notes payable and promissory note payable.

Management of the Company does not believe that it is subject to significant interest, currency or credit risks arising from these financial instruments.  The respective carrying values of financial instruments approximate their fair values. Fair values were assumed to approximate carrying values since they are short term in nature or they are receivable or payable on demand.

Asset Retirement Obligations

The Company has adopted SFAS No. 143 (codified in ASC 410 Asset Retirement Obligations), which requires that an asset retirement obligation (“ARO”) associated with the retirement of a tangible long-lived asset be recognized as a liability in the period which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated asset.

The cost of the tangible asset, including the initially recognized ARO, is depleted, such that the cost of the ARO is recognized over the useful life of the asset. The ARO is recorded at fair value, and accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash flow, discounted at the Company’s credit-adjusted risk-free interest rate. To date, no significant asset retirement obligation exists due to the early stage of exploration. Accordingly, no liability has been recorded.

Asset Impairment

Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable, pursuant to guidance established in SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (codified in ASC 360-50, Impairment or Disposal of Long-lived Assets). The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts. If impairment is deemed to exist the assets will be written down to fair value.

Comprehensive Loss

SFAS 130, Reporting Comprehensive Income, (codified in ASC 220, Comprehensive Income) establishes standards for the reporting and display of comprehensive loss and its components in the financial statements.  As at June 30, 2010 and 2009, the Company has no items that represent a comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

Common Share Non-Monetary Consideration

In situations where common shares are issued and the fair value of the goods or services received is readily determinable, the fair value of the common shares is used to measure and record the transaction.  The fair value of the common shares issued in exchange for the receipt of goods and services is based on the stock price as of the earliest of:

i)           the date at which the counterparty’s performance is complete;

ii)	the date at which a commitment for performance by the counterparty to earn the common shares is reached; or

iii)	the date at which the common shares are issued if they are fully vested and non-forfeitable at that date.

RISK FACTORS

Much of the information included in this Management Discussion & Analysis includes or is based upon estimates, projections or other forward looking statements. Such forward looking statements include any projections and estimates made by the Company and its management in connection with its business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect management’s current judgment regarding the direction of the Company’s business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other forward looking statements involve various risks and uncertainties as outlined below. The Company cautions the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward looking statements. In this section, references to “we”, “our” or “us” refers to the Company.

The Company is a Cayman Islands exempted company and because the rights of shareholders under Cayman Islands law differ from those under United States law, you may have fewer protections as a shareholder.

The Company’s affairs are governed by its memorandum of association and articles of association and it is subject at all times to the Companies Law (2009 Revision) of the Cayman Islands. The rights of shareholders to take action against the Company’s directors, actions by minority shareholders and the fiduciary responsibility of directors under

Cayman Islands law are governed by common law principles derived from cases in the Cayman Islands and other commonwealth and common law countries. The rights of shareholders and the fiduciary responsibilities of directors under Cayman Islands law differ somewhat from those established under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities law as compared to the United States which could negatively affect your shareholder rights and protections.

The Company is a foreign private issuer and exempt from certain Securities and Exchange Commission (the “SEC”) requirements that provide shareholders with certain protections and information that must be made available to shareholders of United States public companies.

The Company is a foreign private issuer with respect to its SEC filings, which means it has reduced reporting requirements under the Securities and Exchange Act of 1934, as amended, resulting in fewer costs associated with financial and reporting compliance. For example, the Company is exempt from certain provisions applicable to United States public companies, including:

•	the rules requiring the filing with the SEC of quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

•	provisions of Regulation FD aimed at preventing issuers from making selective disclosure of material non-public information; and

•
the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions, or a purchase and sale, or a sale and purchase, of the issuer’s equity securities within less than six months.

Because of these exemptions, the Company’s shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

The Company may be subject to United States income tax liabilities which may adversely affect the Company’s working capital.

As a result of the recent continuance of the Company, the Company was deemed to have disposed of all of its property at its fair market value. The American Jobs Creation Act of 2004 includes provisions the effect of which is to treat certain corporations that undergo “inversion transactions” as United States corporations. There is a risk that the Internal Revenue Service would interpret the inversion rules so as to treat the Company as a United States corporation even now that the continuance has been consummated. As a result, the Company could continue to be subject to tax on its worldwide income as if it remained a United States corporation.

The Company may be classified as a Passive Foreign Investment Company.

Passive Foreign Investment Company (“PFIC”) rules generally provide for punitive treatment to “U.S. holders” (as defined in the section entitled “U.S. Tax Consequences”) of PFICs. A foreign corporation is classified as a PFIC if more than 75% of its gross income is passive income or more than 50% of its assets produce passive income or are held for the production of passive income. The Company may be classified as a PFIC if it holds the requisite percentage of passive assets, including cash, or earns the requisite percentage of passive income, including interest.  If the Company is classified as a PFIC, then U.S. holders could be subject to PFIC provisions which may impose U.S. taxes, in addition to those normally applicable, on the sale of the Company’s stock or on a distribution with respect to the Company’s stock.

The Company has had negative cash flows from operations and if it is not able to obtain further financing, its business operations may fail.

The Company had cash in the amount of $700 and a working capital deficit of $376,086 as of June 30, 2010. The Company does not have sufficient funds to independently finance the acquisition and development of new businesses, nor does it have the funds to independently finance its daily operating costs. The Company does not expect to generate any revenues for the foreseeable future. Accordingly, the Company will require additional funds, either from equity or debt financing, to maintain its daily operations and to locate, acquire and develop a business. Obtaining additional financing is subject to a number of factors, including investor acceptance of any business the Company may acquire in the future and investor sentiment. Financing, therefore, may not be available on acceptable terms, if at all. The most likely source of future funds presently available to the Company is through the sale of equity capital. Any sale of share capital, however, will result in dilution to existing shareholders. If the Company is unable to raise additional funds when required, it may be forced to delay its plan of operation and its entire business may fail.

The Company currently does not generate revenues, and as a result, it faces a high risk of business failure.

The Company does not hold an interest in any business or revenue generating property. Historically, the Company primarily focused on the location and acquisition of mineral and oil and gas properties. To date, the Company has not been as successful as hoped in implementing its business plan. As such, the Company is now also seeking business opportunities with established business entities for the merger of a target business with its company in non-resource related businesses in order to find the best opportunity for its company to realize value for its shareholders. The Company has not generated any revenues to date. In order to generate revenues, the Company will incur substantial expenses in the location, acquisition and development of a business. The Company therefore expects to incur significant losses into the foreseeable future. The Company recognizes that if it is unable to generate significant revenues from its activities, the Company’s entire business may fail. There is no history upon which to base any assumption as to the likelihood that the Company will be successful in its plan of operation, and it can provide no assurance to investors that it will generate any operating revenues or achieve profitable operations.

The worldwide macroeconomic downturn may reduce the ability of the Company to obtain the financing necessary to continue its business and may reduce the number of viable businesses that it may wish to acquire.

In 2008 and 2009, there was a downturn in general worldwide economic conditions due to many factors, including the effects of the subprime lending and general credit market crises, volatile but generally declining energy costs, slower economic activity, decreased consumer confidence and commodity prices, reduced corporate profits and capital spending, adverse business conditions, increased unemployment and liquidity concerns. These macroeconomic effects, including the resulting recession in various countries and slowing of the global economy, resulted in decreased business opportunities as potential target companies faced increased financial hardship. Tightening credit and liquidity issues also resulted in increased difficulties for the Company to raise capital for its continued operations and to consummate a business opportunity with a viable business. Although conditions appear to be becoming more favourable, it is unclear whether such improvements will continue and whether the Company will see any improvements in its ability to raise capital as a result. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable to the Company, it may be forced to delay a new business acquisition or its entire business may fail.

The Company will need to raise additional funds in the near future. If the Company is not able to obtain future financing when required, it might be forced to scale back or cease operations or discontinue its business.

The Company does not currently have any arrangements for financing and it can provide no assurance to investors it will be able to find such financing when such funding is required. Obtaining additional financing would be subject to a number of factors, including investor acceptance. Furthermore, there is no assurance that the Company will not incur further debt in the future, that it will have sufficient funds to repay its future indebtedness or that the Company will not default on its future debts, thereby jeopardizing its business viability. Finally, the Company may not be able to borrow or raise additional capital in the future to meet its needs or to otherwise provide the capital necessary to pursue a new business opportunity, which might result in the loss of some or all of your investment in the Company’s common stock.

The Company anticipates that its funds will not be sufficient to satisfy its cash requirements for the next twelve month period. Also, there is no assurance that actual cash requirements will not exceed the Company’s estimates. The Company will depend almost exclusively on outside capital to pay for the continued operation of the Company. Such outside capital may include the sale of additional stock, shareholder advances and/or commercial borrowing. There can be no assurance that capital will continue to be available if necessary to meet these continuing development costs or, if the capital is available, that it will be on terms acceptable to the Company. The issuance of additional equity securities by the Company will result in a dilution in the equity interests of its current stockholders.

Obtaining commercial loans, assuming those loans would be available, will increase the Company’s liabilities and future cash commitments. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable to the Company, it may be forced to delay a new business acquisition or its entire business may fail.

If the Company is unable to hire and retain key personnel, it may not be able to implement its plan of operation and its business may fail.

The Company’s success will be largely dependent on its ability to hire and retain highly qualified personnel. This is particularly true in the highly technical businesses of mineral and oil and gas exploration. These individuals may be in high demand and the Company may not be able to attract the staff it need. In addition, the Company may not be able to afford the high salaries and fees demanded by qualified personnel, or it may fail to retain such employees after they are hired. At present, the Company has not hired any key personnel. The Company’s failure to hire key personnel when needed will have a significant negative effect on the Company’s business.

Because the Company’s executive officers do not have formal training specific to mineral and oil and gas exploration, there is a higher risk the Company’s business will fail.

The Company’s executive officers do not have formal training specific to mineral and oil and gas exploration. While J. Stephen Barley has experience managing a mineral exploration company, he does not have formal training as a geologist. Accordingly, the Company’s management may not fully appreciate many of the specific requirements related to working within the mining and oil and gas industry. The Company’s management decisions may not take into account standard engineering or managerial approaches commonly used by such companies. Consequently, the Company’s operations, earnings, and ultimate financial success could be negatively affected due to its management’s lack of experience in the industry.

The Company’s executive officers have other business interests, and as a result, may not be willing or able to devote a sufficient amount of time to the Company’s business operations, thereby limiting the success of its company.

Ross J. Tocher, the Company’s president and chief executive officer, presently spends approximately 15% of his business time on business management services for the Company and J. Stephen Barley, the Company’s secretary, treasurer, chief financial officer and director, presently spends approximately 15% of his business time on business management services for the Company. At present, Mr. Tocher and Mr. Barley spend a reasonable amount of time in pursuit of the Company's interests. Due to the time commitments from Mr. Tocher’s and Mr. Barley’s other business interests, however, Mr. Tocher and Mr. Barley may not be able to provide sufficient time to the management of the Company’s business in the future and the Company’s business may be periodically interrupted or delayed as a result of Mr. Tocher’s and Mr. Barley’s other business interests.

All of the Company’s assets and all of the Company’s directors and officers are outside the United States, with the result that it may be difficult for investors to enforce within the United States any judgments obtained against the Company or any of the Company’s directors or officers.

All of the Company’s assets are located outside the United States and the Company does not currently maintain a permanent place of business within the United States. In addition, all of the Company’s directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to enforce within the United States any judgments obtained against the Company or the Company’s officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Consequently, you may be effectively prevented from pursuing remedies under U.S. federal securities laws against them.

Because the Company’s officers, directors and principal shareholders control a large percentage of the Company’s common stock, such insiders have the ability to influence matters affecting the Company’s shareholders.

The Company’s officers and directors, in the aggregate, beneficially own 57.3% of the issued and outstanding shares of the Company’s common stock. As a result, they have the ability to influence matters affecting the Company’s shareholders, including the election of the Company’s directors, the acquisition or disposition of the Company’s assets, and the future issuance of the Company’s shares. Because the Company’s officers, directors and principal shareholders control such shares, investors may find it difficult to replace the Company’s management if they disagree with the way the Company’s business is being operated. Because the influence by these insiders could result in management making decisions that are in the best interest of those insiders and not in the best interest of the investors, you may lose some or all of the value of your investment in the Company’s common stock.

Investors’ interests in the Company will be diluted and investors may suffer dilution in their net book value per share if the Company issues additional shares or raise funds through the sale of equity securities.

The Company’s constating documents currently authorize the issuance of 400,000,000 shares of common stock with a par value of $0.001 and 100,000,000 preferred shares with a par value of $0.001. If the Company is required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in the Company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If the Company issues any such additional shares, such issuances also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change in the Company’s control.

The Company’s common stock is illiquid and shareholders may be unable to sell their shares.

There is currently a limited market for the Company’s common stock and the Company can provide no assurance to investors that a market will develop. If a market for the Company’s common stock does not develop, the Company’s shareholders may not be able to re-sell the shares of the Company’s common stock that they have purchased and they may lose all of their investment. Public announcements regarding the Company, changes in government regulations, conditions in the Company’s market segment or changes in earnings estimates by analysts may cause the price of the Company’s common shares to fluctuate substantially. In addition, stock prices for junior mining and oil and gas companies fluctuate widely for reasons that may be unrelated to their operating results. These fluctuations may adversely affect the trading price of the Company’s common shares.

Penny stock rules will limit the ability of the Company’s shareholders to sell their stock.

The Securities and Exchange Commission has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. The Company’s securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade the Company’s securities. The Company believes that the penny stock rules discourage investor interest in and limit the marketability of its common stock.

The Financial Industry Regulatory Authority, or FINRA, has adopted sales practice requirements which may also limit a shareholder's ability to buy and sell the Company’s stock.

In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy the Company’s common stock, which may limit your ability to buy and sell the Company’s stock and have an adverse effect on the market for its shares.

The Company does not intend to pay dividends on any investment in the shares of stock of the Company.

The Company has never paid any cash dividends and currently do not intend to pay any dividends for the foreseeable future. To the extent that the Company requires additional funding currently not provided for in its financing plan, the Company’s funding sources may prohibit the payment of a dividend. Because the Company does not intend to declare dividends, any gain on an investment in the Company will need to come through an increase in the stock’s price. This may never happen and investors may lose all of their investment in the Company.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company’s shares are quoted for trading on the OTC Bulletin Board under the symbol “TUSMF”.  As of August 30, 2010, the share capital of the Company was as follows:

Class of Shares	Par Value	Number Authorized	Number Issued
Common	$0.001	400,000,000	51,313,366

The Company is also authorized to issue up to 100,000,000 preferred shares, par value $0.001, however no preferred shares have been issued. The Company has no outstanding options, warrants or other securities that are convertible into common shares of the Company.

ADDITIONAL INFORMATION

The Company files annual and other reports and other information with Canadian securities regulatory authorities and with the SEC in the United States.  The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov.  The documents filed with Canadian securities regulatory authorities are available to the public at http://www.sedar.com.

APPROVAL

The Board of Directors of Qwick Media Inc. has approved the disclosure contained in this interim Management Discussion and Analysis.

Form 52-109FV2

Certification of interim filings - venture issuer basic certificate

I, Ross Tocher, President and Chief Executive Officer of Qwick Media Inc., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Qwick Media Inc. (the “issuer”) for the interim period ended June 30, 2010.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: August 30, 2010

“Ross Tocher”
Ross Tocher
President and Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2

Certification of interim filings - venture issuer basic certificate

I, J. Stephen Barley, Secretary, Treasurer and Chief Financial Officer, of Qwick Media Inc., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Qwick Media Inc. (the “issuer”) for the interim period ended June 30, 2010.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: August 30, 2010

“J. Stephen Barley”
J. Stephen Barley
Secretary, Treasurer and
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QWICK MEDIA INC.

/s/ J. Stephen Barley
J. Stephen Barley
Chief Financial Officer and Director

Date:  September 1, 2010